SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

CHILE FUND INC.

(Name of Issuer)

COMMON STOCK, WITHOUT NOMINAL (PAR) VALUE

(Title of Class of Securities)

168834109

(CUSIP Number)

Andrés Vezspremy Administradora de Fondos de Pensiones de Provida, S.A. Pedro de Valdivia 100, 9th Floor Sanitago, Chile 362-351-1187

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 00709P108	13D

1	NAME OF REPORTING PERSONS A.F.P. Provida S.A. on behalf of the pension funds under its management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Santiago, Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,374,199
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,374,199
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,199 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.41%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

Item 1(a). Title of Class of Equity

     Chile Fund Inc. common stock (the “Shares”)

Item 1(b). Address of the Issuer’s Executive Offices

     c/o Credit Suisse Asset Mgmt, LLC
     466 Lexington Avenue
     New York, NY 10017

Item 2. Identity and Background

Item 2(a). Name of the Person Filing

     The name of the person filing this statement is A.F.P. Provida S.A. (“Buyer”) on behalf of the pension funds under its management. A.F.P. Provida S.A.’s ultimate controlling shareholder is Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) a company incorporated under the laws of the Kingdom of Spain. BBVA is a global financial group with a leading position in the Spanish market and throughout Latin America. BBVA’s principal business address is Plaza de San Nicolás 4, 48005 Bilbao, Spain.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of A.F.P. Provida S.A. and BBVA is set forth on Schedule A.

Item 2(b). Address of Principal Business Office

      Pedro de Valdivia 100, 9th Floor
      Sanitago, Chile

Item 2(c). Principal Occupation and Employment

      Management of Chilean Pension Funds

Item 2(d). Criminal Proceedings

     During the last five years, none of Buyer, and to the best of Buyer’s knowledge, BBVA or any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). Civil Proceedings

      During the last five years, none of Buyer, and to the best of Buyer’s knowledge, BBVA or any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 2(f). State or Place of Organization

      Santiago, Chile

Item 3. Source and Amount of Funds or Other Consideration

      Contributions of Chilean individuals who holds pension fund accounts with A.F.P. Provida
      Amount: US$21,887,916

Item 4. Purpose of Transaction

     Increase amount of investments in Chilean Stocks

Item 5. Interest in Securities of the Issuer

(a)	Number and Percentage of Shares Beneficially Owned by Buyer: 2,374,199 (23.41%)

	Except as set forth in this Item 5(a), none of Buyer, and, to the best of its knowledge, BBVA or any persons named in Schedule A hereto owns beneficially any Shares

(b)	Powers:	No. of Shares

	Buyer’s Sole Power to Vote
	Or to direct the vote:	2,374,199

	Buyer’s Shared Power to Vote
	Or to direct the vote:	0

	Buyer’s Sole Power to Dispose
	Or to direct the vote:	2,374,199

	Buyer’s Shared Power to Vote
	Or to direct the vote:	0

(c)	Description of Buyer’s Transactions:

	Identity of Person	Provida
		Pension Trade	No.	Price		Where
		Fund Date	Securities			and How

	AFP Provida S.A.	A Fund - 05/28/03	107,351	US $	9.0000	NYSE,
	on behalf of the	D Fund - 05/28/03	120,842	US $	9.0000	Block Trade
	pension funds	B Fund - 05/28/03	150,413	US $	9.0000	Arranged by
	under management	C Fund - 05/28/03	984,294	US $	9.0000	UBS
		C Fund - 07/08/03	2,900	US $	9.1828	Warburg
		C Fund - 07/09/03	1,100	US $	9.2777
		A Fund - 07/18/03	205	US $	9.4245
		B Fund - 07/18/03	2,635	US $	9.4245
		C Fund - 07/18/03	14,827	US $	9.4245
		C Fund - 07/21/03	1,932	US $	9.4245
		C Fund - 07/25/03	821,018	US $	9.7000
		B Fund - 07/25/03	148,082	US $	9.7000

(d)	Others with the right or the power to receive or to direct the receipt the dividends:

	Inapplicable

(e)	Date when the reporting person ceased to be the beneficial owner of more than 5% of the class of securities:

	Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Inapplicable

Item 7. Material to be Filed as Exhibits

      None

* * *

      By signing below, A.F.P. Provida S.A. on behalf of the pension funds under management certifies that, to the best of it’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     A.F.P. Provida may be deemed the beneficial owner for purposes of this statement of the securities described in Item 1 by virtue of this holding of such securities for the benefit of its pension fund clients by their separate accounts. These shares are acquired in the ordinary course of A.F.P. Provida’s pension fund management business, and not with the purpose or effect of changing or influencing control of the issuer. The filing of this statement should not be construed as an admission that A.F.P. Provida is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Administradora de Fondos de Pensiones Provida,
S.A.

By:	/s/ Joaquin Cortez

	Name:	Joaquin Cortez
	Title:	Chief Investment Officer

Dated: September 8, 2003

SCHEDULE A

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF A.F.P. PROVIDA S.A.

     The name and present principal occupation or employment of each of the directors and executive officers of A.F.P. Provida S.A. (“Buyer”), are set forth below. The business address for each of the foregoing persons is Pedro de Valdivia 100, 9th Floor, Sanitago, Chile. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Buyer.

Name	Present Principal Occupation	Country of Citizenship

Directors
Antonio Martinez-Jorquera Lloveras	Chairman of the Board of Directors	Spain
Miguel Angel Poduje Sapiain	Vice-Chairman; Poduje law firm	Chile
Julio Gilsanz Arrola	Director	Spain
Jesus Maria de las Fuentes Arambarri	Director	Spain
Fernando Leniz Cerda	Director; Businessman	Chile
Jose Maria Ayala Vargas	Director	Spain
Maximo Pacheco Matte	President, International Paper Latin	Chile
American Ltd.
Alberto Pulido Cruz	Partner, Philippi, Yrarrazabal, Pulido &	Chile
Brunner law firm

Name	Present Principal Occupation	Country of Citizenship

Executive Officers
(Who Are Not Directors)
Gustavo Alcalde	Chief Executive Officer	Chile
Juan Carlos Reyes	Chief Operation Officer	Chile
Joaquin Cortez	Chief Investment Officer	Chile
Carlo Ljubetic	Chief Commercial Officer	Chile
Gonzalo Pizarro	Human Resources Manager	Chile
Arnaldo Eyzaguirre	Auditor Division Manager	Chile
Maria Paz Yanez	Planning and Control Division Manager	Chile
Gabriel Galaz	Accounting and Consolidation Division	Chile
Manager
Andres Vezspremy	General Counsel	Chile

     The name and present principal occupation or employment of each of the directors and executive officers of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), are set forth below. The business address for each of the foregoing persons is Plaza de San Nicolás 4, 48005 Bilbao, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to BBVA.

Name	Present Principal Occupation	Country of Citizenship

Directors
Francisco González Rodríguez	Chairman and Chief Executive Officer	Spain
José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer	Spain
Jesús María Caínzos Fernández	Vice Chairman	Spain
Juan Carlos Álvarez Mezquíriz	Co-Chairman, Grupo Eulen	Spain
Richard C. Breeden	Chairman, Richard C. Breeden & Co.	United States
Ramón Bustamante y de la Mora	Director, Ctra. Inmo. Vasco-Aragonesa,	Spain
S.A.
Ignacio Ferrero Jordi	Chairman, Nutrexpa, S.A.	Spain
Román Knörr Borrás	Chairman, Carbónicas Alavesas, S.A.	Spain

Ricardo Lucasa Suárez	Chief Executive Officer, Banco Popular	Spain
Español, S.A. until 1999.
José Maldonado Ramos	Secretary of the Board of Directors	Spain
Gregorio Marañón y Bertrán de Lis	Chairman, Productos Roche, S.A.	Spain
Enrique Medina Fernández	Directors and Secretary, Sigma Enviro,	Spain
S.A.
Susana Rodríguez Vidarte	Dean of Duesto “La Comercial” University	Spain
José María San Martín Espínos	Director and Managing Director,	Spain
Construcciones San Martín S.A.
Jaume Tomás Sabaté	Chairman, Arbora Holding, S.A.	Spain
Telefónica de España, S.A. (*)	N/A	N/A
* Represented by Mr. Angel Vilá Boix

Name	Present Principal Occupation	Country of Citizenship

Executive Officers
(Who Are Not Directors)
José María Abril Pérez	Managing Director, Wholesale and	Spain
Investment Banking
Eduardo Arbizu Lostao	General Counsel	Spain
Ángel Cano Fernández	Managing Director, Human Resources and	Spain
Services
Manuel González Cid	Managing Director, Finance Division	Spain
Julio López Gómez	Managing Director, Retail Banking Spain	Spain
and Portugal
Manuel Méndez del Rio	Managing Director, Risks	Spain
Vitalino Nafría Aznar	Managing Director, America	Spain
Ignacio Sánchez-Asiaín Sanz	Managing Director, Systems and Control	Spain
José Sevilla Álvarez	Head of the Office of the Chairman	Spain